ALGOMA STEEL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the holders of Common Shares of **ALGOMA STEEL INC.** will be held at the Holiday Inn, 208 St. Mary's River Drive, Sault Ste. Marie, Ontario on Thursday, May 22, 2003 at 10:00 a.m. local time, for the following purposes:

(a)   to receive the financial statements of the Corporation for the year ended December 31, 2002 and the auditors' report thereon;

(b)   to elect directors;

(c)   to appoint auditors and authorize the directors to fix their remuneration;

(d)   to approve a resolution authorizing the creation of a Restricted Share Unit Plan as described in the Management Information Circular;

(e)   to approve a resolution authorizing the creation of a Share Option Plan as described in the Management Information Circular.

The Annual Report (including the financial statements) and a Management Information Circular accompany this Notice.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign and return the enclosed form of proxy in the envelope provided. To be effective, proxies must be received before 5:00 p.m. (Toronto time) on the last business day before the meeting by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

DATED this 28th day of March, 2003.

By Order of the Board

PAUL C. FINLEY
Vice President – Business Development
and Corporate Secretary